SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D*

(Amendment No. 4)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

NOBLE ROMAN’S, INC

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

655107100

(CUSIP NUMBER)

SUMMITBRIDGE NATIONAL INVESTMENTS LLC

C/O FORTRESS INVESTMENT GROUP LLC

1345 AVENUE OF THE AMERICAS, 46TH FLOOR

NEW YORK, NEW YORK 10105

ATTN: GLENN CUMMINS

(212) 798-6071

(Name, address and telephone number of person authorized to receive notices and communications)

June 27, 2006

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 655107100	Page 2 of 21 Pages

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SummitBridge National Investments LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER

-0-
(8) SHARED VOTING POWER

-0-
(9) SOLE DISPOSITIVE POWER

-0-
(10) SHARED DISPOSITIVE POWER

0 shares of Common Stock

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares of Common Stock
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0% See Item 5
(14)	TYPE OF REPORTING PERSON

OO

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 655107100	Page 3 of 21 Pages

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Drawbridge Special Opportunities Fund LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER

-0-
(8) SHARED VOTING POWER

-0-
(9) SOLE DISPOSITIVE POWER

-0-
(10) SHARED DISPOSITIVE POWER

0 shares of Common Stock

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares of Common Stock
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%, See Item 5.
(14)	TYPE OF REPORTING PERSON

PN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 655107100	Page 4 of 21 Pages

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Drawbridge Special Opportunities Advisors LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER

-0-
(8) SHARED VOTING POWER

-0-
(9) SOLE DISPOSITIVE POWER

-0-
(10) SHARED DISPOSITIVE POWER

0 shares of Common Stock

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares of Common Stock
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%, See Item 5.
(14)	TYPE OF REPORTING PERSON

OO

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 655107100	Page 5 of 21 Pages

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fortress Investment Group LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER

-0-
(8) SHARED VOTING POWER

-0-
(9) SOLE DISPOSITIVE POWER

-0-
(10) SHARED DISPOSITIVE POWER

0 shares of Common Stock

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares of Common Stock
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%, See Item 5.
(14)	TYPE OF REPORTING PERSON

OO

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 655107100	Page 6 of 21 Pages

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Summit Delta Investor, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER

-0-
(8) SHARED VOTING POWER

-0-
(9) SOLE DISPOSITIVE POWER

-0-
(10) SHARED DISPOSITIVE POWER

0 shares of Common Stock

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares of Common Stock
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%, See Item 5.
(14)	TYPE OF REPORTING PERSON

OO

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 655107100	Page 2 of 21 Pages

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

D.B. Zwirn Special Opportunities Fund, L.P. (f/k/a Highbridge/Zwirn Special Opportunities Fund, L.P.)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER

-0-
(8) SHARED VOTING POWER

-0-
(9) SOLE DISPOSITIVE POWER

-0-
(10) SHARED DISPOSITIVE POWER

0 shares of Common Stock

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares of Common Stock
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%, See Item 5.
(14)	TYPE OF REPORTING PERSON

PN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 655107100	Page 7 of 21 Pages

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

D.B. Zwirn & Co., L.P. (f/k/a Highbridge/Zwirn Capital Management, LLC)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER

-0-
(8) SHARED VOTING POWER

-0-
(9) SOLE DISPOSITIVE POWER

-0-
(10) SHARED DISPOSITIVE POWER

0 shares of Common Stock

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares of Common Stock
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%, See Item 5.
(14)	TYPE OF REPORTING PERSON

PN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 655107100	Page 9 of 21 Pages

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

DBZ GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER

-0-
(8) SHARED VOTING POWER

-0-
(9) SOLE DISPOSITIVE POWER

-0-
(10) SHARED DISPOSITIVE POWER

0 shares of Common Stock

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares of Common Stock
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%, See Item 5.
(14)	TYPE OF REPORTING PERSON

OO

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 655107100	Page 10 of 21 Pages

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Zwirn Holdings, LLC (f/k/a D.B. Zwirn & Co., LLC)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER

-0-
(8) SHARED VOTING POWER

-0-
(9) SOLE DISPOSITIVE POWER

-0-
(10) SHARED DISPOSITIVE POWER

0 shares of Common Stock

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares of Common Stock
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%, See Item 5.
(14)	TYPE OF REPORTING PERSON

OO

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 655107100	Page 11 of 21 Pages

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel B. Zwirn
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER

-0-
(8) SHARED VOTING POWER

-0-
(9) SOLE DISPOSITIVE POWER

-0-
(10) SHARED DISPOSITIVE POWER

0 shares of Common Stock

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares of Common Stock
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%, See Item 5.
(14)	TYPE OF REPORTING PERSON

IN

CUSIP No. 655107100	Page 12 of 21 Pages

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Summit Investment Management LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER

-0-
(8) SHARED VOTING POWER

-0-
(9) SOLE DISPOSITIVE POWER

-0-
(10) SHARED DISPOSITIVE POWER

0 shares of Common Stock

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares of Common Stock
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0% See Item 5
(14)	TYPE OF REPORTING PERSON

OO

SEE INSTRUCTIONS BEFORE FILLING OUT!

THIS AMENDED AND RESTATED SCHEDULE 13D RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 11, 2004 (AS AMENDED BY AMENDMENT NO. 1 TO SCHEDULE 13D FILED WITH THE COMMISSION ON AUGUST 11, 2005, AMENDMENT NO. 2 TO SCHEDULE 13D FILED WITH THE COMMISSION ON SEPTEMBER 8, 2005 AND AMENDMENT NO. 3 TO SCHEDULE 13D FILED WITH THE COMMISSION ON FEBRUARY 15, 2006). THE TEXT OF SAID SCHEDULE 13D IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

Item 1. Security and Issuer.

This statement relates to the Common Stock, no par value per share (the “Shares” or “Common Stock”) of Noble Roman’s, Inc., an Indiana corporation (the “Company”). The Company’s principal executive offices are located at One Virginia Avenue, Suite 800, Indianapolis, Indiana 46204.

Item 2. Identity and Background.

(a) This statement is filed jointly pursuant to Rule 13d-(1)(k) by:

(i) SummitBridge National Investments LLC, a Delaware limited liability company (“SummitBridge LLC”) with respect to the Shares directly owned by it;

(ii) Drawbridge Special Opportunities Fund LP, a Delaware limited partnership (“Drawbridge LP”), is one of the members of SummitBridge LLC, with respect to the Shares directly owned by SummitBridge LLC;

(iii) Drawbridge Special Opportunities Advisors LLC, a Delaware limited liability company (“Drawbridge Advisors”), which acts as advisor to Drawbridge LP, with respect to the Shares directly owned by SummitBridge LLC;

(iv) Fortress Investment Group LLC, a Delaware limited liability company (“Fortress”), which is the managing member of Drawbridge Advisors, with respect to the Shares directly owned by SummitBridge LLC;

(v) Summit Delta Investor, LLC, a Delaware limited liability company (“Summit Delta”), is one of the members of SummitBridge LLC, with respect to the Shares directly owned by SummitBridge LLC;

(vi) D.B. Zwirn Special Opportunities Fund, L.P., f/k/a Highbridge/Zwirn Special Opportunities Fund, L.P., a Delaware limited partnership (“D.B. Zwirn L.P.”) is a member of Summit Delta, with respect to the Shares directly owned by SummitBridge LLC;

(vii) D.B. Zwirn & Co., L.P., f/k/a Highbridge/Zwirn Capital Management, LLC, a Delaware limited partnership (“DBZCO”) is the trading manager of D.B. Zwirn L.P., with respect to the Shares directly owned by SummitBridge LLC;

(viii) DBZ GP, LLC, a Delaware limited liability company, is the general partner of DBZCO with respect to the Shares directly owned by SummitBridge LLC;

(ix) Zwirn Holdings, LLC, f/k/a D.B. Zwirn & Co., LLC, a Delaware limited liability company, is the managing member of DBZ GP, LLC with respect to the Shares directly owned by SummitBridge LLC;

(x) Daniel B. Zwirn, is an individual and is the managing member of Zwirn Holdings, LLC; and

(xi) Summit Investment Management LLC, a Colorado corporation (“Summit Investment”), which is one of the members of SummitBridge LLC, with respect to the Shares directly owned by SummitBridge LLC.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal office of SummitBridge LLC, Drawbridge LP, Drawbridge Advisors and Fortress is c/o Fortress Investment Group, 1345 Avenue of the Americas, 46th Floor, New York, New York 10105, Attention: Glenn Cummins. The address of the principal office of Summit Delta, D.B. Zwirn L.P., DBZCO, DBZ GP, LLC, Zwirn Holdings, LLC, and Daniel B. Zwirn is 745 Fifth Avenue, 18th Floor, New York, New York 10151, Attention: Daniel B. Zwirn. The address of the principal office of Summit Investment is 1700 Lincoln Street, Suite 2150, Denver, Colorado 80203, Attention: Robert Omer.

(c) The principal business of each of SummitBridge LLC, Drawbridge LP, Fortress and D.B. Zwirn L.P. is that of an investment fund. The principal business of Drawbridge Advisors, DBZCO and Zwirn Holdings, LLC is that of an investment manager. The principal business of DBZ GP, LLC is that of acting as a general partner of DBZCO, and the principal business of Summit Delta is to invest in SummitBridge LLC. The principal business of Summit Investment is investment management.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Each of SummitBridge LLC, Drawbridge Advisors, Fortress, Summit Delta, DBZ GP, LLC and Zwirn Holdings, LLC, is a limited liability company organized under the laws of the State of Delaware. Each of Drawbridge LP, DBZCO and D.B. Zwirn L.P. is a limited partnership formed under the laws of the State of Delaware. Daniel B. Zwirn is a citizen of the United States. Summit Investment is a limited liability company organized under the laws of the State of Colorado.

Item 3. Source and Amount of Funds and Other Consideration.

In October 2003, SummitBridge LLC received the Shares owned directly by SummitBridge LLC, and the Shares beneficially owned indirectly by Drawbridge LP, Drawbridge Advisors, Fortress, Summit Delta, D.B. Zwirn L.P., DBZCO, Zwirn Holdings, LLC, DBZ GP, LLC, Daniel B. Zwirn and Summit Investment pursuant to that certain Loan Sale Agreement (the “Loan Sale Agreement”) dated as of October 16, 2003 by and among SummitBridge LLC and Provident Bank. Pursuant to the Loan Sale Agreement, SummitBridge LLC purchased, for an aggregate purchase price of $6,980,784, $8,000,000 principal amount of loans (the “Loans”), 3,214,748 shares of Common Stock of the Company, 4,929,275 Shares of convertible Preferred Stock of the Company which are convertible into 1,643,092 shares of Common Stock, and Warrants to purchase 385,000 shares of Common Stock (the “Warrants”). The Purchase Price was allocated by SummitBridge LLC as follows: $6,423,000 was allocated to the Loans, $344,376 was allocated to the Common Stock, $176,014.28 was allocated to the Preferred Stock and $37,393 was allocated to the Warrants.

Item 4. Purpose of the Transaction.

The purpose of the acquisition of the Shares by the Reporting Persons was for investment and was not made for the purpose of acquiring control of the Company.

On March 12, 2004, the Company filed a lawsuit against SummitBridge LLC and certain other Reporting Persons in the Superior Court of Marion County, Indiana (Cause No. 49D11-0403-PL-00531) that, among other things, sought a declaration that the Indiana Business Combination Law prohibits SummitBridge LLC from seeking to enforce the promissory note evidencing the Loans until the fifth anniversary of the acquisition by SummitBridge LLC of 15.0% or more of the Company’s outstanding common stock and that the Indiana Control Share Acquisition Law denies SummitBridge LLC voting rights with respect to its stock in the Company. SummitBridge answered the complaint and counterclaimed to enforce the promissory note and certain other rights held by SummitBridge LLC. (This litigation is collectively referred to herein as the “Indiana Litigation.”)

Pursuant to a Settlement Agreement dated as of August 1, 2005, by and among the Company, Oak Grove Corp., Pizzaco, Inc., LPS, Inc., G.N.R., Inc. and N.R. East, Inc., on behalf of themselves and each of their officers, directors, employees and shareholders, including but not limited to Paul W. Mobley and Scott Mobley, and each of their agents, affiliates, subsidiaries and successors-in-interest, and SummitBridge LLC, Drawbridge LP and D.B. Zwirn L.P., on behalf of themselves and each of their general partners, limited partners, members, managers, managing members and the employees, agents, officers, directors, shareholders, affiliates, subsidiaries and successors-in-interest of each, including, but not limited to, Summit Investment (the “Settlement Agreement”), the Company agreed to acquire all of SummitBridge LLC’s debt and equity interests in the Company, except for 2,400,000 shares of Common Stock, for a purchase price of $8,300,000 at the closing. These debt and equity interests consisted of the promissory note for a face amount of $8,000,000; 3,214,748 shares of the Company’s Common Stock; the $4,929,275 stated amount of the Company’s no-yield preferred stock convertible into 1,643,092 shares of Common Stock; and the Warrant to purchase 385,000 shares of the Company’s Common Stock. In addition, under the Settlement Agreement, SummitBridge LLC agreed to release Paul W. Mobley, Oak Grove Corp., Pizzaco, Inc., LPS, Inc., G.N.R., Inc. and N.R. East, Inc. as guarantors with respect to certain obligations of the Company and has relinquished its right in the related guarantees.

Under the Settlement Agreement, the Company and Paul W. Mobley agreed to use commercially reasonable efforts to assist SummitBridge LLC over a six- to nine-month period after closing in finding one or more buyers for the Company Common Stock SummitBridge LLC retained, subject to certain conditions, which included, among other things, a minimum sale price of $1.10 per share. During this time, SummitBridge LLC agreed not to sell any of the Company Common Stock it retained in the open market without the Company’s consent, except that SummitBridge LLC was permitted to sell any retained stock to buyers who offered to purchase the shares above the minimum price. The Company agreed, with certain exceptions, to indemnify SummitBridge LLC, Drawbridge LP and D.B. Zwirn L.P. against all claims arising out of the offer or sale of their retained stock with the Company’s assistance.

In February, 2006, during the six- to nine-month period following the closing, the Company and Paul W. Mobley found a buyer for 105,250 shares and a buyer for 25,000 shares of the Company Common Stock SummitBridge LLC retained under the Settlement Agreement at $1.10 per share. Pursuant to the Settlement Agreement, SummitBridge LLC sold 105,250 shares of its Company Common Stock on February 6, 2006 and 25,000 shares of its Company Common Stock on February 8, 2006 under the conditions required by the Settlement Agreement to the buyers.

SummitBridge LLC agreed that it had no voting rights with respect to its retained shares as a result of the Indiana Control Share Acquisition Act. However, following the six- to nine- month period after closing, the Company and its executive officers agreed to use commercially reasonable efforts to cause the Company shareholders to vote to restore SummitBridge LLC’s voting rights on any retained shares that SummitBridge LLC then owned. Paul W. Mobley and Scott Mobley also agreed to vote the shares they owned in favor of the restoration of Common Stock voting rights to SummitBridge LLC. In addition, if SummitBridge LLC still held at least 1,200,000 shares of the retained stock six months after closing, SummitBridge LLC would have had the right to appoint an individual to hold the seat of a single observer to the Company’s Board of Directors. The individual appointed would have had the right, subject to a confidentiality agreement in the form agreed to by the parties, to actively participate, but not vote at, any Board of Director’s meetings. SummitBridge LLC would have had this right as long as it owned at least 750,000 shares of the retained stock. Also after the six- to nine-month period, if SummitBridge LLC then owned 5% or more of the Company’s outstanding shares, SummitBridge LLC would have certain registration rights with respect to the shares of Common Stock it still held.

SummitBridge LLC, Drawbridge LP and D.B. Zwirn L.P. also agreed that, for a period of two years from the closing, they would not engage in any proxy contest or tender offer involving the Company’s common stock, except as permitted under the Settlement Agreement or as approved by the Company’s Board of Directors.

The transactions contemplated by the Settlement Agreement closed on August 25, 2005, and as a result, all remaining claims asserted by the parties were dismissed pursuant to a Stipulated Judgment of Declaratory Relief and Dismissal With Prejudice (the “Stipulated Judgment”) that was executed by the parties’ legal counsel of record and submitted to the Court. Mutual releases executed by the parties took effect. The Settlement Agreement provides that in resolving the Indiana Litigation, the parties do not in any way admit to the liability or validity of any of the claims or matters being resolved. The Stipulated Judgment provides for a judicial declaration that SummitBridge LLC is not an “interested shareholder” of the Company within the meaning of the Indiana Business Combination Law with respect to the Settlement Agreement or SummitBridge LLC’s ongoing ownership of its retained shares of common stock in the Company and that SummitBridge LLC remains subject to the Indiana Control Share Acquisition Law. The parties agreed to mutually indemnify the others from any costs incurred in connection with any future claim raised by the indemnifying party or parties that asserts any of the claims that are released.

On, June 27, 2006, SummitBridge LLC sold the remaining 2,269,750 shares it retained at $0.75 per share, at which time the Reporting Persons ceased to be the beneficial owners of more than five percent of the Company’s Common Stock. The shares were registered pursuant to a registration statement, which enabled SummitBridge LLC to dispose of the shares.

Although the acquisition of the Shares by the Reporting Persons was for investment purposes, each Reporting Person may, subject to the terms of the Settlement Agreement, pursue discussions with management to maximize long-term value for shareholders. Subject to the terms of the Settlement Agreement, each of the Reporting Persons may make further purchases of shares of Common Stock and Preferred Stock from time to time and may dispose of any or all of the Shares held by it at any time. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. Subject to the terms of the Settlement Agreement, each of the Reporting Persons may, at any time and from time to time, review or reconsider its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons have ceased to beneficially own more than five percent of the class of securities of the Company.

(b) The Reporting Persons have ceased to beneficially own more than five percent of the class of securities of the Company.

(c) The trading date, consideration received and number of Shares for all transactions effected in regard to the Shares by the Reporting Persons during the past 60 days are set forth in Schedule I hereof and are incorporated herein by reference. Where and how the transaction was effected are set forth in Item 4 hereof and are incorporated herein by reference.

(d) Not applicable.

(e) On June 27, 2006, SummitBridge LLC sold 2,269,750 Shares, at which time the Reporting Persons ceased to be the beneficial owners of more than five percent of the Company’s Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k), the Reporting Persons entered into an agreement, which is filed herewith, with respect to the joint filing of this statement and any amendment or amendments hereto and any previously filed amendments relating to the underlying Schedule 13D originally filed on behalf of the Reporting Persons (to the extent such Reporting Person was a reporting person thereto) with the SEC on February 11, 2004.

Pursuant to an assignment agreement, a copy of which is filed as Exhibit 3 to Schedule 13D filed with the SEC on February 11, 2004 (the “Assignment Agreement”), Provident Bank assigned a warrant, a copy of which was filed as Exhibit 2 to Schedule 13D filed with the SEC on February 11, 2004 (the “Warrant”) issued by the Company on August 13, 1998, for 385,000 Shares, to SummitBridge LLC. The Warrant provides an expiration date of December 31, 2001, but pursuant to a letter from Provident Bank to the Company dated March 21, 2003, a copy of which is filed as Exhibit 4 to Schedule 13D filed with the SEC on February 11, 2004, (the “Warrant Extension Letter”), the expiration date of the Warrant was extended to December 31, 2005. The Company previously took the position that the Warrant had expired and was no longer exercisable; SummitBridge LLC disagreed. The Warrant was surrendered by SummitBridge LLC pursuant to the Settlement Agreement as noted in Item 4.

The description of the Settlement Agreement set forth in Item 4 hereof is incorporated herein by reference.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

The written agreement relating to joint filing as required by Rule 13d-1(k) is filed as Exhibit 99.2 herewith.

The Settlement Agreement is filed as Exhibit 1 to Amendment No. 1 to Schedule 13D filed with the SEC on August 11, 2005, and is incorporated herein by reference.

The Warrant is filed as Exhibit 2 to Schedule 13D filed with the SEC on February 11, 2004, and is incorporated herein by reference.

The Assignment Agreement is filed as Exhibit 3 to Schedule 13D filed with the SEC on February 11, 2004, and is incorporated herein by reference.

The Warrant Extension Letter is filed as Exhibit 4 to Schedule 13D filed with the SEC on February 11, 2004, and is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: June 29, 2006

SUMMITBRIDGE NATIONAL INVESTMENTS LLC

By:	/s/ Dean Dakolias
Name:	Dean Dakolias
Title:	Authorized Signatory

DRAWBRIDGE SPECIAL OPPORTUNITIES FUND LP

By: DRAWBRIDGE SPECIAL OPPORTUNITIES
ADVISORS LLC,
its advisor

By:	/s/ Dean Dakolias
Name:	Dean Dakolias
Title:	CCO

DRAWBRIDGE SPECIAL OPPORTUNITIES ADVISORS LLC

By:	/s/ Dean Dakolias
Name:	Dean Dakolias
Title:	CCO

FORTRESS INVESTMENT GROUP, LLC

By:	/s/ Alan Chesick
Name:	Alan Chesick
Title:	GC

SUMMIT DELTA INVESTOR, LLC
By: D.B. ZWIRN SPECIAL OPPORTUNITIES FUND, L.P., its Member

By: D.B. ZWIRN PARTNERS, LLC, its General Partner

By: ZWIRN HOLDINGS, LLC,
its Managing Member

By:	/s/ Daniel B. Zwirn
Name:	Daniel B. Zwirn
Title:	Managing Partner

D.B. ZWIRN SPECIAL OPPORTUNITIES FUND, L.P.
By: D.B. ZWIRN PARTNERS, LLC, its General Partner
By: ZWIRN HOLDINGS, LLC,
its Managing Member

By:	/s/ Daniel B. Zwirn
Name:	Daniel B. Zwirn
Title:	Managing Partner

D.B. ZWIRN & CO., L.P.

By: DBZ GP, LLC, its General Partner

By: ZWIRN HOLDINGS, LLC,
its Managing Member

By:	/s/ Daniel B. Zwirn
Name:	Daniel B. Zwirn
Title:	Managing Partner

DBZ GP, LLC

By: ZWIRN HOLDINGS, LLC,
its Managing Member

By:	/s/ Daniel B. Zwirn
Name:	Daniel B. Zwirn
Title:	Managing Partner

ZWIRN HOLDINGS, LLC

By:	/s/ Daniel B. Zwirn
Name:	Daniel B. Zwirn
Title:	Managing Partner

DANIEL B. ZWIRN

By:	/s/ Daniel B. Zwirn
Name:	Daniel B. Zwirn

SUMMIT INVESTMENT MANAGEMENT LLC

By:	/s/ Robert A. Ekback
Name:	Robert A. Ekback
Title:	Managing Director

SCHEDULE I

Reporting Person	Date of Transaction	Number of Shares Disposed	Price per Share
SummitBridge LLC	June 27, 2006	2,269,750 shares of Common Stock	$0.75 per share